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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                               December 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release: December 3, 2008

    Material Change Report, dated December 3, 2008

2.  December 12, 2008;

    Material Change Report, dated December 12, 2008

3.  December 23, 2008

    Material Change Report, dated December 23, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                         December 3, 2008

La Colorada Gold Project Acquisition Revised and Accelerated

Pediment Exploration Ltd. (“Pediment” or “the Company”) is pleased to announce it has reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition.  La Colorada gold-silver project is a past producing mine site with historic output from both underground vein and open-pit to heap leach operations.  The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.  The subject holdings were originally included in an option to purchase agreement in late 2007 (see release dated October 22, 2007), and they encompass the past producing open pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open pit mining at the site from 1993-2002.

Under the original agreement Pediment was to pay a total of US$2.75 million over a three year period in order to earn a 100% interest, of which US$1.1 million has been paid.  Under the revised agreement Pediment will make one further payment of US$825,000 cash, assign certain production royalties, and allow the vendor the right to bid on a competitive basis for contracts to conduct open pit mining at La Colorada should the Company choose to re-develop the project on that basis.  The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined or of 2% if underground mined.  The 2% NSR on underground production can be purchased by Pediment at any time for US$300,000.  The vendors are working on securing an adjacent concession which the Company has agreed to purchase for 300,000 shares.

Pediment owns or controls 100% of all areas of historic open pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential.  By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

In addition to La Colorada, Pediment owns the San Antonio gold project in Baja California Sur for which an initial inferred resource estimate announced in June (see release dated June 16, 2008) for Los Planes and Las Colinas zones respectively indicated 1.45 million troy ounces (combined) of gold within 30.58 million tonnes averaging 1.32 g/t gold and 5.62 million tonnes averaging 0.83 g/t gold (0.4 g/t cut-off grade). These mineral resource estimates are compliant with the requirements of National Instrument policy 43-101.  The Company is awaiting results of initial column leach tests on material from San Antonio.  Pediment’s VP Exploration Mel Herdrick is a qualified person as defined by NI-43-101 and has approved this release.

Pediment also owns: the separate El Triunfo concessions near San Antonio containing areas of historic silver production plus areas being targeted as a possible extension of the regional system hosting gold at San Antonio; a series of early phase gold exploration projects within the Mojave-Sonora Megashear trend of western Sonora State; and the Valenzuela silver project in eastern Sonora State.

Pediment’s CEO Gary Freeman comments: “we are very pleased that both sides of this agreement have recognized the changed conditions since it was originally signed, and been able to make adjustments that benefit both parties and that further the potential to move La Colorada to redevelopment status.  Upon closing of the revised agreement Pediment will own both of its main gold assets in western Mexico, and be able to continue work on each of them in the most efficient way for its shareholders.”

Pediment is a Vancouver based exploration company, listed on the TSX Venture Exchange under ticker symbol “PEZ”, that is focused on advancing gold projects in north western Mexico through exploration and resource definition.  Pediment is well funded with $16.5 million of working capital and no debt.

For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the revised and accelerated acquisition of La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.
This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2:   Date of Material Change

December 1, 2008

Item 3:   News Release

The news release was disseminated on December 3, 2008 by way of Stockwatch.

Item 4:   Summary of Material Change

The Company announces it has revised and accelerated the acquisition of the La Colorada Gold Project.

Item 5:   Full Description of Material Change

5.1    Full Description of Material Change

Pediment Exploration Ltd. (PEZ.V-PEZFF OTCBB) announces it has reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition.  La Colorada gold-silver project is a past producing mine site with historic output from both underground vein and open-pit to heap leach operations.  The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.  The subject holdings were originally included in an option to purchase agreement in late 2007 (see release dated October 22, 2007), and they encompass the past producing open pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open pit mining at the site from 1993-2002.

Under the original agreement Pediment was to pay a total of US$2.75 million over a three year period in order to earn a 100% interest, of which US$1.1 million has been paid.  Under the revised agreement Pediment will make one further payment of US$825,000 cash, assign certain production royalties, and allow the vendor the right to bid on a competitive basis for contracts to conduct open pit mining at La Colorada should the Company choose to re-develop the project on that basis.  The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined or of 2% if underground mined.  The 2% NSR on underground production can be purchased by Pediment at any time for US$300,000.  The vendors are working on securing an adjacent concession which the Company has agreed to purchase for 300,000 shares.

Pediment owns or controls 100% of all areas of historic open pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential.  By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

In addition to La Colorada, Pediment owns the San Antonio gold project in Baja California Sur for which an initial inferred resource estimate announced in June (see release dated June 16, 2008) for Los Planes and Las Colinas zones respectively indicated 1.45 million troy ounces (combined) of gold within 30.58 million tonnes averaging 1.32 g/t gold and 5.62 million tonnes averaging 0.83 g/t gold (0.4 g/t cut-off grade). These mineral resource estimates are compliant with the requirements of National Instrument policy 43-101.  The Company is awaiting results of initial column leach tests on material from San

Antonio.  Pediment’s VP Exploration Mel Herdrick is a qualified person as defined by NI-43-101 and has approved this release.

Pediment also owns: the separate El Triunfo concessions near San Antonio containing areas of historic silver production plus areas being targeted as a possible extension of the regional system hosting gold at San Antonio; a series of early phase gold exploration projects within the Mojave-Sonora Megashear trend of western Sonora State; and the Valenzuela silver project in eastern Sonora State.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the revised and accelerated acquisition of La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6:   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:   Omitted Information

Not applicable.

Item 8:   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9:   Date of Report

December 3, 2008

Pediment welcomes Chris Babcock to its Management Team and Announces the Cancellation and Grant of Stock Options.

Vancouver, BC – December 12, 2008, Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company”) is pleased to welcome Chris Babcock to the position of Mine Development in charge of its San Antonio project.  Mr. Babcock has 24 years of experience in the mining industry, 17 years being in Mexico or on Mexican projects. He was most recently the President of Castle Gold Corp. and previous to that was the President of Morgain Minerals Inc. Mr. Babcock was the Manager of Mexico for Alamos Gold during the early development of the Mulatos project. He was also involved in the initial development of the La Colorada project, which the Company just purchased. His involvement in the early 1990’s for Eldorado Gold included completing a bulk heap leach test and the design, construction and initial operations of the commercial heap leach facility. Mr. Babcock’s experience in the development and operation of gold mines will greatly assist the Company in its efforts to develop the San Antonio project.

In addition, the Company announces a total of 1,240,000 incentive stock options, under its Share Option Plan, which were granted to certain employees, consultants and directors of Pediment have been cancelled. 400,000 of the incentive stock options were priced at $1.88 and 840,000 were priced at $3.00.  The Board of Directors has agreed to cancel these options to ensure that there is a pool of options available to reward and motivate employees, potential employees and consultants and directors and officers for their contribution toward the success and goals of the Company. The Company has granted, under its Share Option Plan, incentive stock options to certain employees, consultants and directors of Pediment to purchase up to an aggregate of 1,900,000 common shares. The options will be exercisable for a period of five years from the date of grant at a price of $0.60 per share.

Finally, the Company confirms that, pursuant to a Share Exchange Agreement dated June 22, 2005 between the Company and El Dragon Minerals, LLC et al , (the “El Dragon Agreement”) the Company has issued 2,500,000 common shares (the “Bonus Shares”) to the former shareholders of the Company’s subsidiary Minera Pitalla S.A. de C.V. In accordance with applicable securities laws, the shares will be subject to a four-month hold period. Under the El Dragon Agreement, the Bonus Shares are issuable on the satisfaction of a condition that more than one million ounces of gold or gold equivalent resource be discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  A NI 43-101 report on the San Antonio project commissioned by Pediment reported an Inferred Resource of 1.45 million ounces of gold. Based on that report and an additional independent review of the project the Company has determined that that condition has been satisfied.

Additional details on the El Dragon Agreement are set out in the Company’s public disclosure filings on SEDAR (www.sedar.com), including the Company’s February 9, 2005 Information Circular and its October 6, 2005 news release. The El Dragon Agreement has been accepted by the TSX Venture Exchange.

Pediment’s president Gary Freeman commented “We’re thrilled to have someone of Chris’ stature and experience spearheading the San Antonio project and moving it forward.  We’re equally pleased to be able to fulfill the original El Dragon agreement.   The bulk of the shares being issued will go to close associates of the company who continue to be active and supportive shareholders.  I look forward to continuing to build the sort of company they originally envisioned to the benefit of all Pediment’s shareholders and other stake holders.”

For additional information please contact Gary Freeman at (604) 682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the appointment of Chris Babcock to the Company’s management team. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not to be construed in any way as, an  offer  to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:  Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2:  Date of Material Change

December 12, 2008

Item 3:  News Release

The news release was disseminated on December 12, 2008 by way of Stockwatch.

Item 4:  Summary of Material Change

The Company announces the addition of Chris Babcock to its management team, and the cancellation and grant of incentive stock options.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company”) is pleased to welcome Chris Babcock to the position of Mine Development in charge of its San Antonio project.  Mr. Babcock has 24 years of experience in the mining industry, 17 years being in Mexico or on Mexican projects. He was most recently the President of Castle Gold Corp. and previous to that was the President of Morgain Minerals Inc. Mr. Babcock was the Manager of Mexico for Alamos Gold during the early development of the Mulatos project. He was also involved in the initial development of the La Colorada project, which the Company just purchased. His involvement in the early 1990’s for Eldorado Gold included completing a bulk heap leach test and the design, construction and initial operations of the commercial heap leach facility. Mr. Babcock’s experience in the development and operation of gold mines will greatly assist the Company in its efforts to develop the San Antonio project.

In addition, the Company announces a total of 1,240,000 incentive stock options, under its Share Option Plan, which were granted to certain employees, consultants and directors of Pediment have been cancelled. 400,000 of the incentive stock options were priced at $1.88 and 840,000 were priced at $3.00.  The Board of Directors has agreed to cancel these options to ensure that there is a pool of options available to reward and motivate employees, potential employees and consultants and directors and officers for their contribution toward the success and goals of the Company. The Company has granted, under its Share Option Plan, incentive stock options to certain employees, consultants and directors of Pediment to purchase up to an aggregate of 1,900,000 common shares. The options will be exercisable for a period of five years from the date of grant at a price of $0.60 per share.

Finally, the Company confirms that, pursuant to a Share Exchange Agreement dated June 22, 2005 between the Company and El Dragon Minerals, LLC et al , (the “El Dragon Agreement”) the Company has issued 2,500,000 common shares (the “Bonus Shares”) to the former shareholders of the Company’s subsidiary Minera Pitalla S.A. de C.V. In accordance with applicable securities laws, the shares will be subject to a four-month hold period. Under the El Dragon Agreement, the Bonus Shares are issuable on the satisfaction of a condition that more than one million ounces of gold or gold equivalent resource be discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  A NI 43-101 report on the San Antonio project commissioned by Pediment reported an Inferred Resource of 1.45 million ounces of gold. Based on that report and an additional independent review of the project the Company has determined that that condition has been satisfied.

Additional details on the El Dragon Agreement are set out in the Company’s public disclosure filings on SEDAR (www.sedar.com), including the Company’s February 9, 2005 Information Circular and its October 6, 2005 news release. The El Dragon Agreement has been accepted by the TSX Venture Exchange.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the appointment of Chris Babcock to the Company’s management team. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an  offer  to buy or sell securities.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6:  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:  Omitted Information

Not applicable.

Item 8:  Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9:  Date of Report

December 12, 2008

PEDIMENT ANNOUNCES CORRECTED FIGURES FOR STOCK OPTION CANCELLATION AND GRANT

Vancouver, BC – December 23, 2008, Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company”) announces a correction in the number of stock options cancelled and granted as first announced in its December 12, 2008 news release.

The Company previously announced that 400,000 options priced at $1.88 and 840,000 options priced at $3.00, for a total of 1,240,000 options, which were previously granted to certain employees, consultants, directors and officers, had been cancelled.  However, there are only 745,000 options priced at $3.00 that are currently outstanding so the total number of options being cancelled by the Company at this time is 1,145,000 rather than 1,240,000.

In addition, a total of 1,270,000 new options have been granted at a price of $0.60 per share, not 1,900,000 new options as previously announced.  Certain of the new incentive stock options that have been granted to insiders will not be exercisable by the holders until the grants are ratified by disinterested shareholders at the Company’s 2009 Annual General Meeting and are accepted for filing by the TSX Venture Exchange.

For additional information please contact Gary Freeman at (604) 682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1:  Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2:  Date of Material Change

December 12, 2008

Item 3:  News Release

The news release was disseminated on December 23, 2008 by way of Stockwatch.

Item 4:  Summary of Material Change

The Company announces the corrected figures for the stock option cancellation and grant.

Item 5:  Full Description of Material Change

5.1   Full Description of Material Change

Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company announces a correction in the number of stock options cancelled and granted as first announced in its December 12, 2008 news release.

The Company previously announced that 400,000 options priced at $1.88 and 840,000 options priced at $3.00, for a total of 1,240,000 options, which were previously granted to certain employees, consultants, directors and officers, had been cancelled.  However, there are only 745,000 options priced at $3.00 that are currently outstanding so the total number of options being cancelled by the Company at this time is 1,145,000 rather than 1,240,000.

In addition, a total of 1,270,000 new options have been granted at a price of $0.60 per share, not 1,900,000 new options as previously announced.  Certain of the new incentive stock options that have been granted to insiders will not be exercisable by the holders until the grants are ratified by disinterested shareholders at the Company’s 2009 Annual General Meeting and are accepted for filing by the TSX Venture Exchange.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6:  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:  Omitted Information

Not applicable.

Item 8:  Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9:  Date of Report

December 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: January 12, 2008         By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director